Exhibit (a)(1)(ii)

NOBEL LEARNING COMMUNITIES, INC.

ELECTION TO TENDER ELIGIBLE OPTIONS PURSUANT TO

THE OFFER TO PURCHASE, DATED JULY 5, 2011

To:	NOBEL LEARNING COMMUNITIES, INC.

I have received and read the Offer to Purchase, dated July 5, 2011, and this Election to Tender Eligible Options (the “election form” which, together with the Offer to Purchase, as they may be amended from time to time, constitutes the “offer”). All terms used in this election form but not defined shall have the meaning ascribed to them in the Offer to Purchase.

I understand, acknowledge and agree that:

•

Subject to the terms and conditions of the offer, I may tender all but not less than all of my eligible options to Nobel Learning Communities, Inc. (“Nobel Learning”) for a cash payment (minus tax withholding) described in the offer to purchase prior to the expiration of the offer at 5:00 p.m., New York City time, August 2, 2011, as the same may be extended pursuant to the terms of the offer.

•

Nobel Learning’s acceptance of the eligible options that I have tendered pursuant to the offer will constitute a binding agreement between Nobel Learning and me upon the terms and subject to the conditions of the offer. Upon Nobel Learning’s acceptance of the eligible options that I have tendered pursuant to the offer, the eligible options shall be purchased and cancelled, and I shall have no right to exercise my eligible options to purchase Nobel Learning common stock under the terms and conditions of such eligible options after the date of Nobel Learning’s acceptance.

•	Under the circumstances set forth in the offer, Nobel Learning may terminate or amend the offer and postpone its purchase and cancellation of my tendered eligible options.

•

Upon the expiration of the offer, the satisfaction of all of the conditions to the offer and Nobel Learning’s acceptance of the tender of my eligible options, a cash payment will be made to me for my properly tendered eligible options other than those options that have:

•	expired before the expiration of this offer; or

•	been properly withdrawn from this offer by me; or

•	been exercised by me before the expiration of this offer.

•	I have certain rights pursuant to the terms and conditions of the offer to withdraw any eligible options that I tender, and I have the right to exercise any of my eligible options before the expiration of the offer even if I have already tendered them in the offer.

•

I will not receive any payment pursuant to this offer for any eligible option that I hold that expires by its terms before expiration of this offer, and I will lose the value of any option that expires. Because of the possibility that Nobel Learning may choose to extend the expiration date of the offer, it is not possible to determine with any certainty when the offer will expire. Accordingly, I understand that it is my responsibility to decide whether to exercise any of my eligible options before they expire.

•

The purchase price in connection with the tender of my eligible options will represent ordinary compensation income, and the amount of the cash payment actually delivered to me will reflect required tax withholdings by Nobel Learning.

•	Nobel Learning has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer.

•

All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns.

•

Effective as of the time Nobel Learning accepts my tendered eligible options, I shall have no right, title or interest in or to the eligible options that I have tendered and that from and after such time such tendered eligible options will automatically become null and void and of no further force or effect, with my only right being to receive the applicable option payment in exchange for such options on the terms set forth in the offer.

•	I do not have to deliver any of my option agreements.

If you wish to tender any or all of your eligible options, sign, date and return page 4 of this election form by hand, mail, facsimile or email (PDF) no later than the expiration date of the offer:

Nobel Learning Communities, Inc.

1615 West Chester Pike, Suite 200

West Chester, PA 19382

Attention: Thomas Frank

Telephone: (484) 947-2000

Facsimile: (484) 947-2003

Tom.Frank@nlcinc.com

Please direct any questions or requests for assistance, as well as requests for additional copies of the offer to purchase or this election form, to Tom Frank at the above address and telephone number. The method by which you deliver any required document is at your option and risk, and the delivery will be made only when actually received by Nobel Learning, including by means of hand delivery to Tom Frank at the above address. If you elect to deliver your documents by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery prior to the expiration date.

ELECTION TO TENDER ELIGIBLE OPTIONS

BY

Name of Employee

According to the records of Nobel Learning, the following eligible option grants have been made to you and remain outstanding in the amounts indicated. If you have any questions regarding the grants listed below or the amount of eligible options outstanding, please contact Thomas Frank, Chief Financial Officer of Nobel Learning, at (484) 947-2000.

If you elect to participate in this offer, all of your eligible options will be tendered pursuant to the offer. You are not permitted to tender only some of your options and retain others.

You will only receive a cash payment for eligible options that have not expired before the expiration of the offer. See “The Offer - Acceptance of and Payment for Eligible Options in the Offer to Purchase.”

Option Date	Option Exercise Price	Options Outstanding(1)	Cash Payment Per Option(2)(3)

Total Cash Payment: $        , before applicable tax withholding.

(1)	Represents the number of eligible options that remain outstanding.
(2)	This cash payment will be made upon completion of the offer only if the eligible option has been tendered, has not been exercised, and has not expired before the expiration of the offer.
(3)	The product of (a) the excess, if any, of $11.75 over the exercise price per share of the applicable eligible option, and (b) the total number of shares subject to the applicable eligible option, OR with respect to eligible options with an exercise price that exceeds $11.75, the product of (y) $0.10 and (z) the total number of shares subject to the applicable eligible option.

By signing and returning this election form, I represent and warrant to Nobel Learning that:

•

I have full power and authority to tender the foregoing eligible options for purchase and cancellation and that, when and to the extent such eligible options are accepted by Nobel Learning, such eligible options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, other than pursuant to the applicable eligible option agreements, and such eligible options will not be subject to any adverse claims.

•

Upon request, I will execute and deliver any additional documents deemed by Nobel Learning to be necessary or desirable to complete the purchase and cancellation of the eligible options that I am tendering.

•	I have read and agree with the understandings and acknowledgments set forth on pages 1 and 2 of this election form

The undersigned, intending to be legally bound, has executed this Election to Tender Eligible Options as of the date indicated below.

Date: , 2011
Signature of Holder

This election form must be signed by the holder of the eligible options. Nobel Learning will not accept any alternative, conditional or contingent elections.